November 14, 2008

Mr. William H. Demarest IV

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Newcastle Investment Corp. (the “Company”)
Form 10-K for the year ended December 31, 2007
Filed February 29, 2008
Form 10-Q for the period ended June 30, 2008
Filed August 11, 2008
File No. 1-31458

Dear Mr. Demarest:

We have received the letter dated October 23, 2008 (the “Letter”), from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) with respect to its review of the Company’s Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”) filed on February 29, 2008 and of the Company’s Form 10-Q for the period ended June 30, 2008 (the “Form 10-Q”) filed on August 11, 2008.

For reference purposes, the text of each of the Staff’s numbered comments has been provided herein in bold. Our responses follow the Staff’s numbered comments.

1.	We note your responses to our comments. Please additionally tell us what consideration you gave to EITF 99-20 when determining the appropriate guidance to follow when evaluating your securities for impairment. Please quantify the amount of securities that are within the scope of EITF 99-20, if any, and provide us with your analysis.

Response

We respectfully inform the Staff that a significant majority of our non-agency securities were rated below AA at acquisition and represent beneficial interests in securitized assets, and, therefore, fall within the scope of EITF 99-20. As of June 30, 2008, we had 470, or $2.6 billion carrying amount of, securities that were within the scope of EITF 99-20, which represented approximately 98% of our non-agency portfolio. We analyze securities for inclusion under the scope of EITF 99-20 on the date we acquire the applicable security.

Mr. William Demarest

Securities and Exchange Commission

November 14, 2008

EITF 99-20 requires that securities which fall within its scope be regarded as “other-than-temporarily” impaired whenever “based on a holder’s best estimate of cash flows that a market participant would use in determining the current fair value of the beneficial interest, there has been an adverse change in estimated cash flows.” Adverse changes in estimated cash flows include reductions in the amounts expected to be received or, in many cases, adverse changes in the expected timing of cash flows.

As described in our prior response (question 2, response point (ii)(b)), we prepare cash flow models for each deal to determine whether there has been an adverse change in cash flows from cash flows previously projected (generally, contractual cash flows). If, based on the model outputs, there has been an adverse change in cash flows, we consider the security to be other-than-temporarily impaired. As we described in our prior response, the inputs used in these cash flow models represent our best estimate of those inputs that a market participant would use in determining the related securities’ current fair value.

Also, in some cases, we own contractually prepayable assets. For those assets, if a change in the expected timing of cash flows represents an adverse change under EITF 99-20, we also record impairment.

In response to the Staff’s comment, we have updated our “Critical Accounting Policies” disclosure in our Form 10-Q related to the period ended September 30, 2008 to state explicitly our consideration of EITF 99-20 in determining other-than-temporary impairment.

2.	You state in your response that you do not believe that the securities in question have experienced credit impairment; however, we note that the S&P Equivalent Ratings for some of these securities disclosed in your Form 10-Q for the quarter ended June 30, 2008 on page 10 are lower than the ratings for these securities that were disclosed in your 2007 Form 10-K (particularly for the CMBS – Large Loan which is at below-investment grade as of June 30, 2008). Please tell us if these securities were downgraded and if there have been any more downgrades since June 30, 2008. We note that any rating agency downgrade may represent the market’s views that the security is impaired due to credit issues, which may impact your ability to assert that the decline in fair value is temporary and that you could hold the security until recovery or maturity.

Response

We respectfully inform the Staff that for the six months ended June 30, 2008, we had 87, or $280 million carrying amount of, securities that were downgraded. Of this amount, 65 or $112 million, were determined to be other-than-temporarily

Mr. William Demarest

Securities and Exchange Commission

November 14, 2008

impaired during this period and 22 or $168 million were not determined to be impaired. Furthermore, during the period from July 1, 2008 through the date of this letter, we had 77, or $213 million carrying amount of, securities that were downgraded.

We do not depend on credit ratings in underwriting our securities, either at acquisition or on an ongoing basis. While a credit rating downgrade is one factor that we monitor and consider in determining which securities require additional analysis regarding other-than-temporary impairment, as we disclose in our “Critical Accounting Policies,” it is not determinative and, particularly during this period for the reasons mentioned below, is not one of the most significant factors in determining whether impairment actually exists. The most significant factor in this determination, as stated above, is whether, based on our best estimate of cash flows that a market participant would use in determining current fair value, there has been an adverse change in cash flows from those previously projected. We also note that our securities generally benefit from the support of one or more subordinate classes of securities or equity or other forms of credit support. Therefore, credit rating downgrades, even to the extent they relate to an expectation that a securitization we have invested in, on an overall basis, has credit issues, may not ultimately impact cash flow estimates for the class of securities in which we are invested.

Particularly during the “global credit crisis” we are currently experiencing, credit rating downgrades may be reflective of a number of possible events: (i) the rating agency believes the security or securitization suffered an impairment of credit during the period (the traditional reason), (ii) the rating agency believes the security was improperly rated when issued, or in other prior periods, and is correcting this rating, (iii) the rating agency believes that current market conditions warrant “across the board” downgrades in order to limit their liability, or (iv) other reasons. We note that a number of these events would not be indicative of potential impairment during the period.

Based on the analyses we have performed in connection with all of our securities, which are described above in response 1 as well as in our prior responses, we do not believe that the downgraded securities for which we did not record other-than-temporary impairment were, in fact, other-than-temporarily impaired.

3.

You also state that you sold certain securities and loans in response to the unusually severe market conditions that you experienced in the first quarter of 2008. In light of the continuation of the worsening of the market conditions, please tell us if you have had to sell any more securities or loans since your last response and quantify the amounts, if applicable. Furthermore, you state that you are better-situated to address the adverse market conditions since you have significantly reduced your recourse debt.

Mr. William Demarest

Securities and Exchange Commission

November 14, 2008

Please tell us if you have been required to post more collateral under your remaining repurchase agreements and, if applicable, the extent of this collateral.

Response

We respectfully inform the Staff that, through the date of this letter, we have not been forced to sell any more loans or securities for liquidity purposes since the first quarter. We have sold an immaterial amount during this period (seven securities for a total sales price of $13.9 million and one loan for a sales price of $14.7 million, or a total of less than 1% of our portfolio, resulting in a total loss of $2.6 million, excluding agency securities sold at a gain). We do not believe these immaterial sales call into question our assertions regarding our intent and ability to hold our securities and loans until recovery.

We respectfully inform the Staff that we have posted an additional $83 million of collateral under our repurchase agreements and derivatives during the period from July 1, 2008 through the date of this letter. In response to the Staff’s comment, we have added disclosure in the “Liquidity and Capital Resources” section of our Form 10-Q for the period ended September 30, 2008, which addresses recent margin payments.

4.	You state that the majority of the securities in question are CMBS. Please additionally tell us the geographic breakout of the underlying commercial real estate.

Response

We respectfully inform the Staff that the geographic breakout of the underlying commercial real estate of our CMBS was as follows at June 30, 2008:

Northeastern U.S.	24.9%
Western U.S.	23.0%
Southeastern U.S.	19.7%
Midwestern U.S.	12.8%
Southwestern U.S.	10.3%
Other	8.3%
Foreign	1.0%

In response to the Staff’s comment, we have added this disclosure to Note 3 of our consolidated financial statements for the period ended September 30, 2008.

Mr. William Demarest

Securities and Exchange Commission

November 14, 2008

In connection with our response to the Staff’s comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments, please contact me at 212-479-5343.

Sincerely,

/s/ Brian C. Sigman
Brian C. Sigman
Chief Financial Officer